Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                 1401 MCKINNEY               (312) 425-3900
                                   SUITE 260                 Dallas, Texas
                           HOUSTON, TEXAS 77010-4034         (214) 855-4500
                                                        Los Angeles, California
                                 (713) 951-3300              (310) 820-8800
                            FACSIMILE (713) 951-3314     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
    Lee Thompson                                             (210) 246-5000
   (713) 951-3342                                           Washington, D.C.
lthompson@jenkens.com           www.jenkens.com              (202) 326-1500


                                 June 16, 2005


By EDGAR and Facsimile  202-772-9369

Ms. Tamara Brightwell
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

         Re:      Handy Hardware Wholesale, Inc.
                  Form S-2/A filed June 10, 2005
                  File No. 333-124252

Dear Ms. Brightwell:

     This letter responds to the comments of the Staff contained in your letter dated June 15, 2005 regarding the above Form S-2/A filed June 10, 2005. The responses included in this letter have been numbered to correspond to the number of the Staff's comments. This letter is being filed via EDGAR today.

                         Form S-2/A filed June 10, 2005

Exhibit 23.1

1. Please update the auditor's consent in the Form S-2/A. In this regard, the auditor's consent should include a reference to the 10-K/A filed on June 9, 2005.

     The Company has updated the auditor's consent in the "Experts" section of the Form S-2/A as well as updated Exhibit 23.1 to incorporate by reference the Form 10-K/A filed on June 9, 2005.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Ms. Tamara Brightwell
June 16, 2005
Page 2


     Please feel free to contact me at 713-951-3342 with any further questions or comments. Thank you.

                                       Very truly yours,


                                       /s/ Lee Thompson
                                       -----------------------------------
                                       Lee Thompson
LT:at

cc:      Ms. Tina S. Kirbie
         Handy Hardware Wholesale, Inc.
         8300 Tewantin Drive
         Houston, TX 77061